SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                      FORM 11-K

(Mark One)
  [ X ]                ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended February 28, 1995

                                         OR

  [   ]              TRANSITION REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 For the transition period from ________ to ________

                               Commission File Number
                                       1-6699




                Stock Purchase Plan of Robin Hood Multifoods Inc.
                                60 Columbia Way
                           Markham, Ontario L3R 0C9
                       (Full title and address of plan)



                     International Multifoods Corporation
                            33 South Sixth Street
                        Minneapolis, Minnesota 55402
    (Name of issuer and address of principal executive offices of issuer)



Independent Auditors' Report

The Savings Committee Stock Purchase Plan of Robin Hood Multifoods Inc.:


We have audited the accompanying statements of financial condition of the Stock Purchase Plan of Robin Hood Multifoods Inc., as of February 28, 1995 and February 28, 1994, and the related statements of income and changes in plan equity for each of the years in the three-year period ended February 28, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of February 28, 1995 and February 28, 1994, and the income and changes in plan equity for each of the years in the three-year period ended February 28, 1995 in conformity with generally accepted accounting principles.



/s/KPMG Peat Marwick LLP

Minneapolis, Minnesota
April 14, 1995





             Stock Purchase Plan of Robin Hood Multifoods Inc.

                    Statements of Financial Condition

                  February 28, 1995 and February 28, 1994
                      (Expressed in Canadian Dollars)


                                                 1995        1994

Assets

Cash                                        $  1,295     $      -

Contributions receivable:
  Employee                                    52,943       55,190
  Employer                                    26,471       28,853
                                              79,414       84,043

Investment in shares of
  common stock of International
  Multifoods Corporation, at
  fair market value:
    1995 - 5,517 shares; cost $140,710;
    1994 - 7,064 shares; cost $184,012       143,187      165,940
                                            $223,896     $249,983

Plan Equity                                 $223,896     $249,983

See accompanying notes to financial statements.



             Stock Purchase Plan of Robin Hood Multifoods Inc.

              Statements of Income and Changes in Plan Equity

                   Three years ended February 28, 1995
                     (Expressed in Canadian Dollars)


                                          1995        1994          1993

Investment income:
    Cash dividends                  $   28,503  $   22,125    $   20,433
    Interest income                        104         262           999
                                        28,607      22,387        21,432

(Increase) decrease in unrealized
  depreciation of investment            19,826     (21,672)       (5,819)

Realized gain (loss) on withdrawals
  of common stock                      104,296    (239,213)        7,006

Net investment gain (loss)             152,729    (238,498)       22,619

Contributions and deposits:
    Deposits by Members                662,624     687,694       706,173
    Contributions by participating
      Employer, net of forfeitures
      on termination                   326,465     341,169       351,838
    Total contributions
      and deposits                     989,089   1,028,863     1,058,011

Total increase in plan equity        1,141,818     790,365     1,080,630

Withdrawals:
    Cash                                 8,113       7,164        10,850
    Distributions in stock           1,159,792     855,331     1,039,124
      Total withdrawals              1,167,905     862,495     1,049,974

Net increase(decrease)
  in plan equity                       (26,087)    (72,130)       30,656

Balance of plan equity
  at beginning of year                 249,983      322,113      291,457

Balance of plan equity at
  end of year                       $  223,896   $  249,983   $  322,113

See accompanying notes to financial statements.





             Stock Purchase Plan of Robin Hood Multifoods Inc.

                      Notes to Financial Statements




1.    Summary of Significant Accounting Policies:

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States.
Transactions in securities are recorded on the transaction date. The investment in common stock of International Multifoods Corporation is stated at fair market value based on published market value.

Robin Hood Multifoods Inc. and its participating subsidiary corporations (the "Employer") pay all administrative costs of the Stock Purchase Plan of Robin Hood Multifoods Inc. (the "Plan").

On or about February 15 of each year, the unit value of the vested units or portions thereof of the Trust Fund credited to each participating employee's ("Member's") account on the date of distribution are distributed in full shares of Common Stock of International Multifoods Corporation ("Multifoods") to the extent possible and the balance, if any, is paid in cash.

Realized gains or losses reflect the difference between fair market values of stock withdrawals by Members and historical cost of the shares on a first-in, first-out basis ("FIFO").

2.    Summary Description of Plan:

The Plan is a voluntary investment plan intended to provide an opportunity for salaried employees of the Employer to become stockholders of Multifoods and to encourage them to invest on a regular basis. A Member may contribute monthly from 2% to 5% of regular salary to the Plan. The Employer contributes an amount equal to 50% of the Member's contribution.

Contributions of a Member, and of the Employer on behalf of the Member, are calculated and maintained in terms of shares of stock. The number of employees participating in the Plan together with the shares and the share values of the Members under the Plan at February 28, 1995 and February 28, 1994 were as follows:

                                      1995          1994
Number of employees                    280           260
Number of shares                     5,517         7,064
Net asset value per share:
  At cost                          $40.134       $37.947
  At market                         40.583        35.388

Employees' contributions are fully vested. Employer contributions become fully vested after the employee has been a Member of the Plan for three years, or upon retirement, pre-retirement death or disability, and certain other occurrences. The amounts forfeited by employees who withdraw prior to becoming fully vested are used to reduce subsequent Employer contributions.

Robin Hood Multifoods Inc. may at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions with respect to any one or more participating Employers. Upon termination or discontinuance of contributions, Employer contribution amounts in Member accounts will be distributable to the Member or his or her beneficiary.

The corporations represented by the Employer are all Canadian corporations and all Members are Canadian residents. The Plan is not subject to the provisions of the United States Employee Retirement Income Security act of 1974.

3.    Realized Gains or Losses:

Realized gains or losses resulting from withdrawals and distributions to Members of Multifoods common stock are as follows:
                                                        Multifoods
                                                       Common Stock
1995:
  Aggregate market value/proceeds                       $1,159,792
  Aggregate FIFO cost                                    1,055,496
Realized Gain                                           $  104,296
1994:
  Aggregate market value/proceeds                       $  855,331
  Aggregate FIFO cost                                    1,094,544
Realized Loss                                           $ (239,213)
1993:
  Aggregate market value/proceeds                       $1,039,124
  Aggregate FIFO cost                                    1,032,118
Realized Gain                                           $    7,006


4.    Income Taxes:

The Plan is not subject to U.S. or Canadian income taxes. Members are subject to Canadian income tax each year in the amount of Employer contributions to the Plan and income (including a portion of capital gains less capital losses arising and realized after December 31, 1971) from the Trust Fund allocated for the year by the trustee to their accounts, even though Employer contributions are on a contingent basis. Distributions from the Plan will be received by Members free of any further Canadian tax. If amounts are forfeited under the Plan, the Members affected will be entitled to a refund of 15 percent of the amounts contingently allocated to their accounts and previously included in their income for tax purposes.

5.    Contributions and Deposits:

Contributions and deposits for the three years ended February 28, 1995 are as follows:

Members                           1995          1994         1993
Robin Hood Multifoods Inc.    $576,961      $588,091     $604,893
Multifoods Inc.                 80,957        92,702      101,280
Gourmet Baker Inc.               4,706         6,901            -
                              $662,624      $687,694     $706,173



Employer                          1995          1994         1993
Robin Hood Multifoods Inc.    $283,785      $292,358     $301,197
Multifoods Inc.                 40,326        45,360       50,641
Gourmet Baker Inc.               2,354         3,451            -
                              $326,465      $341,169     $351,838


Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         STOCK PURCHASE PLAN OF
                                         ROBIN HOOD MULTIFOODS INC.




May 26, 1995                                By /s/ Bernard P. Sarrazin
                                            Bernard P. Sarrazin
                                            Member of the Savings Committee





                        Independent Auditors' Consent



The Board of Directors
International Multifoods Corporation:

We consent to incorporation by reference in Registration Statement No. 2-99818 on Form S-8 of International Multifoods Corporation of our report dated April 14, 1995, relating to the statements of financial condition of the Stock Purchase Plan of Robin Hood Multifoods Inc. as of February 28, 1995 and 1994, and the related statements of income and changes in plan equity for each of the years in the three-year period ended February 28, 1995, which report appears in the February 28, 1995 Annual Report on Form 11-K of International Multifoods Corporation.


                                         /s/ KPMG Peat Marwick LLP
                                         KPMG Peat Marwick LLP


Minneapolis, Minnesota
May 26, 1995